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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 701 5428 fax manuel.garciadiaz@davispolk.com

December 30, 2015

BY EDGAR

Re:	Gafisa S.A. Form 20-F for Fiscal Year Ended December 31, 2014 File No. 1-33356

Mr. John Cash

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Cash:

This correspondence makes reference to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated December 21, 2015 (the “Comment Letter”) regarding the above-mentioned filing of Form 20-F of Gafisa S.A. (the “Company”).

The Company hereby requests an extension of time in which to respond to the Comment Letter. The Company intends to respond to the Comment Letter on or about January 25, 2016.

If you have any questions or wish to discuss any matters relating the foregoing, please contact me at 212-450-6095 or Mr. Andre Bergstein of the Company at +5511-3025-9000.

Very truly yours,

/s/ Manuel Garciadiaz